AMERICAN CAPITAL SENIOR FLOATING, LTD.
245 Park Avenue, 42nd Floor
New York, New York 10167

August 16, 2018

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             American Capital Senior Floating, Ltd. (the “Company”)

Registration Statement on Form N-2 (File No. 333-205463) (as amended, the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, the Company hereby applies to the Securities and Exchange Commission (the “Commission”) to withdraw the Company’s Registration Statement, as initially filed by the Company with the Commission on July 2, 2015 and amended on August 14, 2015 and November 3, 2015, together with all exhibits thereto.

The Registration Statement was filed in connection with an ongoing public offering of the Company’s common stock, $0.01 par value per share, preferred stock, $0.01 par value per share, subscription rights and one or more classes or series of debt securities (collectively, the “Securities”). No sales of the Company’s Securities were made pursuant to the Registration Statement.

On June 28, 2018, the Company’s stockholders approved a Plan of Complete Liquidation and Dissolution of the Company (the “Plan”), including the sale of all or substantially all of the Company’s assets and the dissolution of the Company pursuant to the Plan (the “Liquidation”). Accordingly, and in connection with the Liquidation, the Company hereby submits this application for withdrawal of the Registration Statement.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof, unless it receives notice from the Commission that it will not be granted within 15 days of the date hereof.

Should you have any questions regarding this matter, please contact Monica Shilling of Proskauer Rose LLP at (310) 284-4544. Thank you for your assistance.

Very truly yours,

AMERICAN CAPITAL SENIOR FLOATING, LTD.

By:	/s/ Ian P. Fitzgerald
Name:	Ian P. Fitzgerald
Title:	Vice President, General Counsel and Secretary